

03011344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING_____12/31/02_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bley Investments Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  4200 S. Hulen St., Suite 519
                                (No. and Street)

  Fort Worth   TX   76109
      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.
RECEIVED
FEB 2 5 2003
207

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Laura Bley_____817-732-2442___
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  The Walton Group, LLC
                           (Name – if individual, state last, first, middle name)

6100 Southwest Blvd., #300	Fort Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

MAR 1 1 2003

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Laura Bley_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Bley Investment Group, Inc._____ , as of _____December 31_____ , 20_02_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                      Signature

_____
                      Title

_____
    Notary Public

Carla Thompson
Notary Public, State of Texas
My Commission Expires Aug. 21, 2004

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bley Investment Group, Inc.

Financial Statements and Supplemental
Schedules Required by the Securities
and Exchange Commission

For the Year Ended December 31, 2002
and
Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE WALTON GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bley Investment Group, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Bley Investment Group, Inc. (the Company) as of December 31, 2002, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemption provisions under rule 15c3-3, statement of changes in liabilities subordinated to claims of general creditors and reconciliation of the computation of net capital under Rule 15c3-1 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

THE WALTON GROUP, LLC
February 4, 2003

Bley Investment Group, Inc.
Statement of Financial Condition for Noncarrying, Nonclearing and
Certain other Brokers or Dealers
December 31, 2002

Assets

Current assets:

Cash	$ 1,917
Clearing account	50,000
Accounts receivable from broker dealers	30,179
Other receivables	9,211
Other assets	5,432
Total current assets	96,739
Investments (Note 8)	32,953
Property, plant and equipment net of accumulated depreciation (Note 2)	12,699
Total assets	$ 142,391

Liabilities and Stockholders' Equity

Current liabilities:

Accounts payable	$ 500
Total current liabilities	500
Deferred tax liability (Note 3)	655
Total liabilities	1,155
Commitments and contingencies (Note 6)	-

Stockholders' equity:

Common stock $.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Retained earnings	5,605
Total stockholders' equity	141,236
Total liabilities and stockholders' equity	$ 142,391

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2002

Revenue

Commissions:
Commissions and advisory fee income $ 568,376

Interest income   9,433

Total revenue   577,809

Expenses

Salaries and other employment costs for
voting stockholder officers (Note 7)   179,549
Other employee compensation and benefits (Note 7)   157,477
Clearing fees   28,330
Interest expense   294
Regulatory fees and expenses   11,668
Other expenses (Notes 2 and 6)   187,086

Total expenses   564,404

Net income before Federal income taxes   13,405

Provision for Federal income tax benefit (Note 3)   107

Net income $ 13,512

The accompanying notes form an integral part of these financial statements.

(2)

Bley Investment Group, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings Accumulated Deficit	Total
	Shares	Amount			
January 1, 2002	1,000,000	$ 1,000	$ 134,631	$ (7,907)	$ 127,724
Net income	-	-	-	13,512	13,512
December 31, 2002	1,000,000	$ 1,000	$ 134,631	$ 5,605	$ 141,236

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash generated from operations	$ 564,097
Cash expended on operations and employees	570,712
Cash used by operating activities	(6,615)
CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(2,899)
Sale of investments	403
Cash used by investing activities	(2,496)
Decrease in cash	(9,111)
Cash, January 1, 2002	11,028
Cash, December 31, 2002	$ 1,917
Reconciliation of net income to cash used by operating activities:	
Net income	$ 13,512
Adjustments:	
Depreciation	5,525
Deferred taxes	(107)
Balance sheet accounts:	
Increase in receivables	(13,712)
Decrease in Federal income tax refundable	3,068
Increase in other assets	(3,141)
Decrease in accounts payable	(7,009)
Decrease in accrued expenses	(4,751)
Cash used by operating activities	$ (6,615)

The accompanying notes form an integral part of these financial statements.

(1) **Organization and Summary of Significant Accounting Policies**

    (a)   **Nature of Operations**

        The Company was incorporated to conduct business as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made. Security transactions (and related commission revenue and expense) are recorded on a trade-date basis.

        The Company conducts its business primarily with customers throughout the United States.

    (b)   **Net Capital Requirements**

        The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires maintenance of a certain ratio of aggregate indebtedness to net capital, both as defined.

    (c)   **Income Taxes**

        The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences of assets and liabilities for financial reporting and Federal income tax reporting.

        If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

    (d)   **Accounts Receivable**

        Accounts receivable consists primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

    (e)   **Cash Flows**

        For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(5)   (Continued)

(1) Organization and Summary of Significant Accounting Policies (Continued)

(f)   Common Stock

The Company is authorized to issue 1,000,000 common shares of $.001 par value stock of which 1,000,000 shares are issued and outstanding.

(g)   Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h)   Concentrations of Credit Risk

Concentrations of credit risk consists of cash and accounts receivable. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relate to commissions earned primarily from the sale of investment products and mutual funds. The Company has not experienced problems in collecting commissions due from these entities.

(2) Property, Plant and Equipment

Property, plant and equipment is composed of the following:

Furniture and fixtures	$ 18,557
Office equipment	29,802
	48,359
Less: accumulated depreciation	(35,660)
	$ 12,699

Depreciation is provided on the straight-line method over the estimated useful lives of the related assets - generally 7 years for furniture and equipment, and 5 years for office equipment. Depreciation recorded in the accompanying financial statements is $5,525, and was included in other expenses. Major improvements significantly extending the useful lives of the assets are capitalized, while expenditures which do not improve or extend the useful lives of the respective assets are expensed currently.

Bley Investment Group, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2002

(3) Income Taxes

The Company has incurred cumulative net operating losses since its inception, and accordingly, has a net operating loss carryover to be utilized in subsequent years of approximately $12,597.

The provision for Federal income taxes in the accompanying financial statements is as follows:

Current expense	$ -
Deferred benefit	107
Net tax benefit	$ 107

The Company's total deferred tax asset and Federal tax asset valuation allowance at December 31, 2002 are as follows:

Total deferred tax asset	$ 3,194
Less valuation allowance	(3,194)
Net deferred tax asset	$ -

The Company's deferred tax liability is the result of temporary differences in the book and tax basis of property, plant and equipment. Due to the immateriality of the amount, it is not offset against the deferred tax asset.

Furnishings and equipment	$ 655

(4) Possession or Control Requirements

The Company, by policy, does not maintain possession or control of customer funds or securities.

(5) Subordinated Liabilities

There are no liabilities which were subordinated to claims of general creditors at December 31, 2002.

(6) Commitments and Contingencies

The Company leases office space under a long-term non-cancellable operating lease. Future minimum lease payments subsequent to December 31, 2002 are:

2003	$ 7,595

Total rent expense incurred under operating leases totaled $18,228 for the year ended December 31, 2002.

(7)   <u>Retirement Plan</u>

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (the Plan). The Plan covers all employees who are reasonably expected to receive compensation amounts as required by the Internal Revenue Code, in a calendar year. The Company will contribute a matching contribution up to 3% of the employee's compensation for the year, not to exceed the employee's contribution to the Plan. For the year ended December 31, 2002, the Company contributed approximately $7,467 to the Plan.

(8)   <u>Investments</u>

Investments held by the Company at December 31, 2002 are composed primarily of 300 warrants to purchase shares of the NASDAQ Stock Market, Inc., and 2,200 shares of common stock of NASDAQ Stock Market, Inc. The warrants and shares of NASDAQ are recorded at market value, which approximated cost at December 31, 2002. The warrants may be exercisable from June 28, 2002 through June 27, 2006 at varying exercise prices ranging from $13 per share to $16 per share.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2002

Computation of Net Capital

Total stockholders' equity	$ 141,236
Non-allowable assets:	
Investments in NASD Stock	31,900
Property, furniture and equipment, net	12,699
Certain other receivables	9,211
Other assets	5,432
	59,242
Haircuts	211
Total deductions from net capital	59,453
Net allowable capital	$ 81,783

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 77
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 31,783

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 1,155
Percentage of aggregate indebtedness to net allowable capital	1%

(Continued)

Bley Investment Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2002

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims January 1, 2002	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2002	$ -

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited FOCUS reports.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2002

THE WALTON GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Bley Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bley Investment Group, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

THE WALTON GROUP, LLC
February 4, 2003